SECURITIES AND EXCHANGE COMMISSION

15045756

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3/2/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 01 AND ENDING DECEMBER 31, 2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRYAN GARNIER + CO

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 LEXINGTON AVENUE
(No. and Street)

NEW YORK NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEONARD ROSEN + COMPANY PC
(Name – *if individual, state last, first, middle name*)

15 MAIDEN LANE NEW YORK NY 10038
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/2/15

OATH OR AFFIRMATION

I, Nicolas d'Hallvin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brian Garnier & Co, as of February 24, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARYANN RUGGIERO
Notary Public, State of New York
No. 01RU6202240
Qualified In Westchester County
Commission Expires March 16, 2017

TABLE OF CONTENTS

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE

NEW YORK, N.Y. 10038

Independent Auditor's Report

The Member
Bryan Garnier Securities, LLC

We have audited the accompanying financial statements of Bryan Garnier Securities, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of Bryan Garnier Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bryan Garnier Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of Bryan Garnier Securities, LLC's financial statements. The supplemental information is the responsibility of Bryan Garnier Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Leonard Rosen & Company, P.C.

New York, NY
February 17, 2015

BRYAN GARNIER SECURITIES, LLC.

BALANCE SHEET

DECEMBER 31, 2014

ASSETS

Current Assets:	
Cash	$ 350,719
Due from Broker	15,516
Prepaid Expenses	3,767
	370,002
Fixed Assets:	132,945
Accumulated Amortization	127,557
	5,388
Other Assets:	
Security Deposits	56,395
	$ 431,785

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	*
Accounts Payable	$ 15,389
Long Term Liabilities:	
Subordinated Loans	575,000
	575,000
Members' Equity:	(158,604)
	$ 431,785

"Accompanying Notes and Accountants' Report"

BRYAN GARNIER SECURITIES, LLC

STATEMENT OF INCOME AND MEMBERS' EQUITY

Twelve MONTHS ENDED DECEMBER 31, 2014

Revenue:	
Commission Income	$ 820,085
Research Income	274,967
Interest & Dividends	769
	1,095,821
Expenses:	1,438,062
Net (Loss):	(342,241)
Members' Equity: January 1, 2014	(156,363)
Capital Contribution	340,000
Members' Equity: End of Year	$ (158,604)

"See Accompanying Notes and Accountants' Report"

BRYAN GARNIER SECURITIES, LLC.

STATEMENT OF CASH FLOWS

Twelve MONTHS ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities:	
Net Income (loss)	$ (342,241)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	26,606
(Increase) Decrease in Prepaid Expenses	2,490
(Increase) Decrease in Due From Broker	30,775
Increase (Decrease) in Accrued Expenses	10,323
Net cash (used in) operating activities	-272,047
Net cash from Financing Activities:	
Contribution from Member	340,000
Net cash provided by Financing activities	
Net Increase in Cash	67,953
Cash at January 1, 2014	282,766
Cash at December 31, 2014	$ 350,719

"See Accompanying Notes and Accountants' Report"

BRYAN GARNIER SECURITIES, LLC.

STATEMENT OF CHANGES IN MEMBERS EQUITY

Twelve MONTHS ENDED DECEMBER 31, 2014

Balance January 1, 2014	$ (156,363)
Member's cash contribution	340,000
Net Loss	(342,241)
Balance December 31, 2014	$ (158,604)

"See Accompanying Notes and Accountants' Report"

BRYAN GARNIER SECURITIES, LLC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO

GENERAL CREDITORS

Twelve MONTHS ENDED DECEMBER 31, 2014

Balance January 1, 2014	$	575,000
Additional Loans		0
Balance December 31, 2014	$	575,000

"See Accompanying Notes and Accountants' Report"

NOTE 1 - Nature of Business and Significant Accounting Policies

Bryan Garnier Securities, LLC, (the "Company") is a single member limited liability company which was formed under the laws of the State of New York on October 15, 2009.The Company' sole member is Bryan Garnier & Co. Ltd. The Company is primarily engaged in brokerage and investment banking with institutional customers in Pan-European Securities, specifically in research-based sales and distribution of Pan-European equity securities under resale provision of the Securities and Exchange Commission. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company operates as a limited liability company. In lieu of Company income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes has been included in these financial statements. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates. The unincorporated business tax is diminimus and has not been accrued.

Revenue Recognition

The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

NOTE 5 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

NOTE 6 – Contingent Liabilities

Under an agreement with its clearing broker, the Company is contingently liable for, a customer's failure to make payment to the clearing broker when due, to deliver securities sold for the account of the broker or the broker's customer failures of a customer of the company to meet any margin call or any maintenance call, the purchase of customers until actual and complete payment has been received by the clearing broker.

NOTE 7 - Regulatory Requirements

As a broker-dealer and member of "FINRA" organization, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the Company to maintain minimum net capital, as defined, of 6.667% of aggregate indebtedness, as defined, or $250,000 whichever is greater. At December 31, 2014, the Company's net capital was $85,330 in excess of the required minimum.

BRYAN GARNIER SECURITIES, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 8 – Commitments

At April 7, 2014, the Company is obligated under a lease for office and storage space, which expires on June 30, 2017. The lease contains predetermined fixed escalations of minimum rentals during the lease term.

Approximate future minimum annual rental payments under the lease are as follows:

2015	184,500
2016	184,500
2017	92,250

NOTE 8 -LOANS PAYABLE – RELATED PARTY – SUBORDINATED

In September 2014, the Company entered into a subordinated loan agreement with its Member in the amount of $575,000. The subordinated borrowing is covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's Uniform Net Capital Rule. Borrowings under the subordinated agreements mature on September 25, 2018 and bear interest at rates 5% per annum. The interest was waived by the Parent. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, such loans may not be repaid

NOTE 9 - ALTERNATIVE NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Rule 15c3-1 Net Capital Requirement for broker-dealer, under which the Company elected to not be subject to the Aggregate Indebtedness Standard but be subject to an Alternative Standard. The Alternative Standard method requires the Company to maintain its net capital to be not less than the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for broker-dealer Exhibit A to Rule 15c3-3. In addition, the Rule restricts the payment of dividends in certain cases.

At December 31, 2014,the Company had net capital, as defined, of $335,330, which was $85,330 in excess of its minimum required net capital of $250,000.

SUPPLEMENTARY INFORMATION

BRYAN GARNIER SECURITIES, LLC.

SUPPLEMENTARY INFORMATION

Twelve MONTHS ENDED DECEMBER 31, 2014

Computation of Net Capital:

1.	Total Ownership Equity	$(158,604)
2.	Less: Non Allowable Assets	(81,066)
3.	Add: Subordinated Loans:	575,000
4.	Net Capital	$ 335,330

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required 6.667% Aggregate Indebtedness)	$ 1,026
	Minimum Dollar Net Capital	250,000
3.	Net Capital Requirement	250,000
4.	Net Capital	335,330
5.	Excess Net Capital	$ 85,330

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 590,389
7.	Non Aggregate Indebtedness	575,000
8	Aggregate Indebtedness	$ 15,389

"See Accompanying Notes and Accountants' Report"

BRYAN GARNIER SECURITIES, LLC.

RECONCILIATION OF NET CAPITAL

TWELVE MONTHS ENDED DECEMBER 31, 2014

Audited Net Capital	$ 335,330
Net Capital per Focus Part IIA	$ 335,330
Difference	$ -0-
Additional Accruals	$

"See Accompanying Notes and Accountants' Report"

BRYAN GARNIER SECURITIES, LLC

EXPENSES

Twelve MONTHS ENDED DECEMBER 31, 2014

Compensation	$ 563,262
Clearing and Execution Charges	63,292
Interest on subordinated loan	
Insurance	181,436
Regulatory Fees	6,542
Depreciation	26,606
Occupancy	189,835
Professional Fees	73,712
Quotes and Tickers	130,550
Travel & Entertainment	94,591
Operations	108,236
	$ 1,438,062

"See Accompanying Notes and Accountants' Report"

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bryan Garnier Securities, LLC identified the following provisions of 17 C.F.R. 15c3-3(k)(ii) under which Bryan Garnier Securities, LLC claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii) and (2) Bryan Garnier Securities, LLC stated that Bryan Garnier Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Bryan Garnier Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bryan Garnier Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Leonard Rosen & Company, P.C.

New York, NY
February 17, 2015

Bryan Garnier Securities, LLC.:

Bryan Garnier Securities, LLC..(the "Company") is a registered broker-dealer subject to Rule
17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c33(k)(2)(ii) throughout the most recent fiscal year without exception

Bryan Garnier Securities, LLC.

I, Nicolas d'Halluin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Nicolas d'Halluin
Chief ExecutiveOfficer

February 20 , 2015

Independent Auditor's Report

The Member
Bryan Garnier Securities, LLC

We have audited the accompanying statement of financial condition of Bryan Garnier Securities, LLC as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of Bryan Garnier Securities, LLC's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bryan Garnier Securities, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Leonard Rosen + Company, P.C.

New York, NY
February 17, 2015

BRYAN GARNIER SECURITIES, LLC.

BALANCE SHEET

DECEMBER 31, 2014

ASSETS

Current Assets:	
Cash	$ 350,719
Due from Broker	15,516
Prepaid Expenses	3,767
	370,002
Fixed Assets:	132,945
Accumulated Amortization	127,557
	5,388
Other Assets:	
Security Deposits	56,395
	$ 431,785

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	*
Accounts Payable	$ 15,389
Long Term Liabilities:	
Subordinated Loans	575,000
	575,000
Members' Equity:	(158,604)
	$ 431,785

"Accompanying Notes and Accountants' Report"

BRYAN GARNIER SECURITIES, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1 - Nature of Business and Significant Accounting Policies

Bryan Garnier Securities, LLC, (the "Company") is a single member limited liability company which was formed under the laws of the State of New York on October 15, 2009.The Company' sole member is Bryan Garnier & Co. Ltd. The Company is primarily engaged in brokerage and investment banking with institutional customers in Pan-European Securities, specifically in research-based sales and distribution of Pan-European equity securities under resale provision of the Securities and Exchange Commission. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company operates as a limited liability company. In lieu of Company income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes has been included in these financial statements. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates. The unincorporated business tax is diminimus and has not been accrued.

Revenue Recognition

The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

NOTE 5 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

NOTE 6 – Contingent Liabilities

Under an agreement with its clearing broker, the Company is contingently liable for, a customer's failure to make payment to the clearing broker when due, to deliver securities sold for the account of the broker or the broker's customer failures of a customer of the company to meet any margin call or any maintenance call, the purchase of customers until actual and complete payment has been received by the clearing broker.

NOTE 7 - Regulatory Requirements

As a broker-dealer and member of "FINRA" organization, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the Company to maintain minimum net capital, as defined, of 6.667% of aggregate indebtedness, as defined, or $250,000 whichever is greater. At December 31, 2014, the Company's net capital was $85,330 in excess of the required minimum.

NOTE 8 – Commitments

At April 7, 2014, the Company is obligated under a lease for office and storage space, which expires on June 30, 2017. The lease contains predetermined fixed escalations of minimum rentals during the lease term.

Approximate future minimum annual rental payments under the lease are as follows:

2015	184,500
2016	184,500
2017	92,250

NOTE 8 -LOANS PAYABLE – RELATED PARTY – SUBORDINATED

In September 2014, the Company entered into a subordinated loan agreement with its Member in the amount of $575,000. The subordinated borrowing is covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's Uniform Net Capital Rule. Borrowings under the subordinated agreements mature on September 25, 2018 and bear interest at rates 5% per annum. The interest was waived by the Parent. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, such loans may not be repaid

NOTE 9 - ALTERNATIVE NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Rule 15c3-1 Net Capital Requirement for broker-dealer, under which the Company elected to not be subject to the Aggregate Indebtedness Standard but be subject to an Alternative Standard. The Alternative Standard method requires the Company to maintain its net capital to be not less than the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for broker-dealer Exhibit A to Rule 15c3-3. In addition, the Rule restricts the payment of dividends in certain cases.

At December 31, 2014,the Company had net capital, as defined, of $335,330, which was $85,330 in excess of its minimum required net capital of $250,000.

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

The Member
Bryan Garnier Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Bryan Garnier Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you in evaluating Bryan Securities, LLC's compliance with Rule 17a-5(e)(4).

Management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records noting no exceptions.
2. Compared the amounts reported on the audited form X-17A-5 for the year ended December 31, 2014 with the amounts reported in the Form SIPC-7 for the year ended December 31, 2014 noting no exceptions.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no exceptions.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no exceptions.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Leonard Rosen + Company, P.C.

February 17, 2015